FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2019

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – TEF-Sale of Data Centers	2

TELEFÓNICA, S.A. (“Telefónica”) in compliance with the Securities Market legislation, hereby communicates the following

INSIDE INFORMATION

Today, Telefónica has reached an agreement for the sale of a portfolio of 11 Data Centers located in 7 jurisdictions (Spain, Brazil, USA, Mexico, Peru, Chile and Argentina) with a company controlled by Asterion Industrial Partners SGEIC for a total amount of 550 million euros.

The transaction is expected to generate capital gains before taxes and non-controlling interests of around 260 million euros.

The sale agreement includes the signing of a contract for the provision of housing services to the Telefónica Group, which guarantees that Telefónica will continue to provide services to its clients in those Data Centers with the same quality and the same conditions.

The closing of the transaction will take place in a period of approximately two months, except for four Data Centers where the effective transfer is subject to several authorizations and administrative procedures.

This transaction is part of the Telefónica Group ’s asset portfolio management policy based on a strategy of value creation, improving return on capital and strategic positioning. It also complements the objective of organic debt reduction and strengthening the balance sheet in a growing cash flow scenario, which allows us to maintain a sustainable and attractive shareholder remuneration.

Madrid, May 8, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	May 8, 2019	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors